SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Asbury Automotive Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

043436104
(CUSIP Number)

April 19, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043436104	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,718,704
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,718,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 043436104	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,568,829
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,568,829
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,829
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 043436104	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,718,704
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,718,704
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 043436104	13G	Page 5 of 10 Pages

Item 1(a).	Name of Issuer

The name of the issuer is Asbury Automotive Group, Inc. (the "Company").

Item 1(b).	Address of Issuer's Principal Executive Offices

The Company's principal executive offices are located at 2905 Premiere Parkway NW, Suite 300, Duluth, GA 30097.

Item 2.	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

(ii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

This statement relates to shares of Common Stock (as defined in Item 2(d) below) held for the accounts of:

(i) Eminence Partners, L.P., a New York limited partnership ("Eminence I"); Eminence Partners II, L.P., a New York limited partnership ("Eminence II"); Eminence Partners Leveraged, L.P., a Delaware limited partnership ("Eminence Leveraged"); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II and Eminence Leveraged, the "Partnerships"); as well as Eminence Fund Master, Ltd. ("Eminence Offshore Master Fund"); Eminence Fund Leveraged Master, Ltd. ("Eminence Offshore Leveraged Master Fund", and together with Eminence Offshore Master Fund, the "Master Funds"), each a Cayman Islands company, and Eminence Fund Long, Ltd. ("Eminence Offshore Long"), a Cayman Islands company. The Partnerships, Master Funds and Eminence Offshore Long are collectively referred to as the "Eminence Funds"; and

(ii) A separately managed account (the “SMA”).

Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of Common Stock directly owned by the Eminence Funds and the investment adviser to the SMA with respect to the shares of Common Stock directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

Eminence GP serves as general partner or manager with respect to the shares of Common Stock directly owned by the Partnerships and Master Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships and Master Funds.

CUSIP No. 043436104	13G	Page 6 of 10 Pages

Mr. Sandler is the Managing Member of each of Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the Shares of Common Stock directly owned by the Eminence Funds and the SMA, as applicable.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).	Citizenship

(i) Eminence Capital, a New York limited liability company;

(ii) Eminence GP, a New York limited liability company; and

(iii) Mr. Sandler, is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value (the "Common Stock").

Item 2(e).	CUSIP Number

043436104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 043436104	13G	Page 7 of 10 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d
-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

A. Eminence Capital, LLC
	(a)	Amount of beneficially owned: 1,718,704
	(b)	Percent of class: 5.5%. The percentages used herein and in the rest of Item 4 are calculated based upon the 31,166,841 shares of Common Stock outstanding as of April 23, 2013, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on April 24, 2013.
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,718,704
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,718,704

B. Eminence GP, LLC
(a)	Amount beneficially owned: 1,568,829
(b)	Percent of class: 5.0%
(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,568,829
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,568,829

C. Ricky C. Sandler
(a)	Amount beneficially owned: 1,718,704
(b)	Percent of class: 5.5%
(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,718,704
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,718,704

CUSIP No. 043436104	13G	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Eminence GP, the general partner or manager of the Partnerships and the Master Funds, has the power to direct the investment activities of the the Partnerships and the Master Funds, including decisions respecting the disposition of the proceeds from the sale of the shares. Eminence Capital provides management company services to the Eminence Funds and serves as the investment adviser to the SMA. Mr. Sandler serves as the Managing Member of Eminence GP and Eminence Capital and in that capacity directs their operations.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 043436104	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 29, 2013

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Managing Member of Eminence Capital, LLC,
and as Managing Member of Eminence GP, LLC

CUSIP No. 043436104	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 29, 2013

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Managing Member of Eminence Capital, LLC,
and as Managing Member of Eminence GP, LLC